UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 27th, 2021

1. Date, Time and Place: On the 27th day of July 2021, at 02:00 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: Resolve on the approval (i) of the 2nd (second) issue of commercial promissory notes, in 7 (seven) series (“Issue” and “Promissory Notes”, respectively), in the total amount of BRL 2,500,000,000.00 (two billion and five hundred million reais), pursuant to Instruction of the Brazilian Securities Commission ("CVM") No. 566, of July 31, 2015, as amended, for public distribution with restricted distribution efforts, pursuant to CVM Instruction No. 476, of January 16, 2009, as amended and other applicable legal and regulatory provisions (“Restricted Offer”), of the Company, with intermediation of the offer by Banco Bradesco BBI SA and Banco Itaú BBA SA, financial institutions that are part of the system of distribution of securities, and (ii) execution, by the Company, of all documents necessary for the implementation, formalization and execution of the Issuance and the Restricted Offering.

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

After examining and discussing the matter on the agenda, the members of the Board of Directors decided, by unanimous vote, without reservations, to approve: (a) the performance of the Issuance and the Restricted Offer, whose conditions and characteristics will be detailed and regulated through the Promissory Note credits ("Deals") and the distribution agreement to be entered into between the Company and the intermediary financial institutions of the Restricted Offer ("Distribution Agreement"), with the following main characteristics: maturity period to be defined in the Bonds for each series of Promissory Notes, limited to 42 (forty-two) months from the respective issue date ("Maturity Date"), except for the cases of early settlement resulting from early maturity, early redemption and redemption offer anticipated to be provided for in the respective credit titles, with the unit face value plus compensatory interest corresponding to 100% (one hundred p or percent) of the accumulated variation of the average daily rates of the DI - Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, based on 252 (two hundred and fifty-two) business days, calculated and published daily by B3 SA – Brasil, Bolsa, Balcão in the daily newsletter available on its website (http://www.b3.com.br), exponentially increased by a surcharge (spread) equivalent to 1.50% (one whole and fifty hundredths) percent) per year, based on 252 (two hundred and fifty-two) Business Days, calculated exponentially and cumulatively pro rata temporis for elapsed business days, from the date of issue to the date of its effective payment, according to the formula to be provided for in the Promissory Notes Titles; and (b) the execution, by the Company, of all documents necessary for the implementation, formalization and execution of the Issuance and the Restricted Offering, including, without limitation, the Promissory Notes, the Distribution Agreement and their respective amendments, if applicable. the case.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, July 27th, 2021. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, July 27th, 2021.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer